Exhibit 99.23.i

FRANTZ WARD LLP

ATTORNEYS AT LAW

2500 Key Center, 127 Public Square • Cleveland, Ohio 44114-1230 • 216.515.1660 • FAX 216.515.1650

July 31, 2006

The Jhaveri Trust

27881 Clemens Road

Westlake, Ohio  44145

Re:

The Jhaveri Trust – File Nos. 33-89288 and 811-8974

Gentlemen:

This letter is in response to your request for our opinion in connection with the filing of Post-Effective Amendment No. 13 to the Registration Statement (the “Amendment”) of The Jhaveri Trust (the “Trust”).

We have examined a copy of the Trust’s Agreement and Declaration of Trust, the Trust’s Amended and Restated By-laws, the Trust’s record of the various actions by the Trustees thereof, and all such agreements, certificates of public officials, certificates of officers and representatives of the Trust and others, and such other documents, papers, statutes and authorities as we deem necessary to form the basis of the opinion hereinafter expressed. We have assumed the genuineness of the signatures and the conformity to original documents of the copies of such documents supplied to us as copies thereof.

Based upon the foregoing, we are of the opinion that, after the Amendment is effective for purposes of applicable federal and state securities laws, the shares of the Jhaveri Value Fund (the “Fund”), a series of the Trust, if issued in accordance with the then current Prospectus and Statement of Additional Information of the Fund, will be legally issued, fully paid and non-assessable.

We hereby give you our permission to file this opinion with the Securities and Exchange Commission as an exhibit to the Amendment.

Very truly yours,

/s/ FRANTZ WARD LLP

FRANTZ WARD LLP